UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Tufco Technologies, Inc.

(Name of Subject Company)

Tufco Technologies, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

899040109

(CUSIP Number of Class of Securities)

James F. Robinson

Director, President and Chief Executive Officer

P.O. Box 23500

Green Bay, WI 54305-3500

(902) 336-0054

With copies to:

Richard A. Goldberg, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, New York 10036

(212) 698-3500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to the Schedule 14D-9 (“Amendment No. 2”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 29, 2014, amends and supplements the Schedule 14D-9 filed with the SEC on January 9, 2014, and subsequently amended by Amendment No. 1 on January 21, 2014 (as amended or supplemented from time to time, the “Schedule 14D-9”), by Tufco Technologies, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the tender offer (the “Offer”) by Packers Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of Tufco Holdings, LLC, a Delaware limited liability company (“Parent”), disclosed in a Tender Offer Statement on Schedule TO filed with the SEC on January 9, 2014 (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), to purchase all of the Company’s issued and outstanding shares of common stock, par value $0.01 per share (each, a “Share”) at a purchase price of $6.07 per Share (the “Offer Price”), net to the seller in cash but subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 9, 2014 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”).

The information in the Schedule 14D-9 is incorporated into this Amendment No. 2 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 8.	ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto at the end of the sub-section titled “—Certain Litigation”:

“On January 21, 2014, a purported stockholder class action complaint was filed in the Court of Chancery of the State of Delaware, captioned Lee v. Tufco Technologies, Inc., et al., Civil Action No. CA9267 (the “Lee Complaint”). The Lee Complaint names as defendants the Company, the Individual Defendants, Bradford, Griffin Holdings, Parent and Purchaser. The Lee Complaint generally alleges that the Individual Defendants breached their fiduciary duties by failing to properly value the Company, failing to maximize shareholder value in agreeing to a sale price that is unfair considering the Company’s growth prospects and by agreeing to terms in the Merger Agreement that favor Purchaser, deter alternative bids and effectively prohibit the Company’s public shareholders from having a voice in whether to accept the transaction. The Lee Complaint also generally alleges that the Schedule 14D-9 in the form filed by the Company on January 9, 2014, failed to fully and fairly disclose certain material information concerning the proposed transaction. In addition, the Lee Complaint generally alleges that Griffin Holdings, Parent and Purchaser knowingly aided and abetted the purported breaches of such fiduciary duties by entering into the proposed transaction with the Company. The relief sought includes, among other things, an injunction prohibiting consummation of the proposed transaction, rescission (to the extent the proposed transaction has already been consummated), an award of unspecified damages, and the payment of attorneys’ fees and costs. The Company, Parent and Purchaser believe the plaintiffs’ allegations lack merit and intend to vigorously defend the claims raised in the lawsuit. The foregoing description is qualified in its entirety by reference to the complaint which is filed as Exhibit (e)(18).

On January 22, 2014, the plaintiffs in the Bodenstein Complaint, Wilkinson Complaint and Lee Complaint filed an unopposed motion to consolidate the putative class actions. The motion to consolidate also named the Lee Complaint as the operative complaint for the consolidated class action. The Court consolidated the Bodenstein Complaint, Wilkinson Complaint and Lee Complaint on January 23, 2014.

On January 27, 2014, a telephonic hearing was held on the plaintiffs’ motion to expedite proceedings. The Delaware Chancery Court ruled that the plaintiffs had failed to set forth a colorable basis for expedited proceedings and denied the plaintiffs’ motion.”

ITEM 9.	EXHIBITS.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text thereto:

Exhibit No.	Description

(e)(18)	Verified Class Action Complaint, dated January 21, 2014 (Kyung Chul Lee v. Tufco Technologies, Inc., et al.)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to the Schedule 14D-9 is true, complete and correct.

TUFCO TECHNOLOGIES, INC.

Dated: January 29, 2014	By:	/s/ James F. Robinson
	Name:	James F. Robinson
	Title:	President and CEO

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